LINCOLN GOLD CORPORATION

CERTIFICATION OF OFFICER CONFIRMING
MAILING OF 2008 ANNUAL MEETING MATERIAL

I, Mary Morvai, Corporate Secretary of Lincoln Gold Corporation (the “Corporation”), of Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, confirm that a Notice of Meeting, Management Proxy Circular and Audited Financial Statements for the year ended December 31, 2007 with respect to the upcoming Annual Meeting of Shareholders of the Corporation to be held on June 26, 2008 have been forwarded to each director of the Corporation, the Auditor of the Corporation and to each Shareholder of the Corporation entitled to notice of the 2008 Annual Meeting.

Dated at Vancouver, British Columbia this 12th day of June, 2008.

/s/ Mary Morvai

Mary Morvai
Corporate Secretary